Nuveen Investments, Inc.

333 West Wacker Drive

Chicago, Illinois 60606

(312) 917-7700

August 29, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Investments, Inc.
Request for Withdrawal
Registration Statement on Form S-4
File No. 333-194535

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Nuveen Investments, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4, File No. 333-194535, originally filed on March 13, 2014 (the “Registration Statement”) be withdrawn. The Registration Statement related to a proposed exchange offer of the Company’s 9.125% Senior Notes due 2017 and 9.5% Senior Notes due 2020 (the “Exchange Offer”).

The Company represents that the Exchange Offer was not commenced and that none of securities subject to the Registration Statement were sold or exchanged for any other securities pursuant to the Exchange Offer or otherwise. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”).

The Company hereby requests that the SEC issue an order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto.

If you have any questions regarding this matter, please contact Karen Weber of Winston & Strawn LLP at (312) 558-8794.

Very truly yours,

NUVEEN INVESTMENTS, INC.

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Senior Managing Director and Secretary